Exhibit 21

List of Subsidiaries of the Company

Name of Company	Place of Incorporation	Percentage Ownership

Ally Profit Investments Limited	BVI	100

Lihua Holdings Limited	Hong Kong	100

Danyang Lihua Electron Co., Ltd	PRC	100

Jiangsu Lihua Copper Industry Co., Ltd.	PRC	100